300 Colorado Street, Suite 2400
Austin, TX 78701
Tel: +1.737.910.7300 Fax: +1.737.910.7301
www.lw.com

FIRM / AFFILIATE OFFICES
	Austin	Milan
	Beijing	Munich
	Boston	New York
	Brussels	Orange County
	Century City	Paris
	Chicago	Riyadh
June 12, 2024	Dubai	San Diego
	Düsseldorf	San Francisco
	Frankfurt	Seoul
	Hamburg	Silicon Valley
	Hong Kong	Singapore
	Houston	Tel Aviv
VIA EDGAR	London	Tokyo
	Los Angeles	Washington, D.C.
U.S. Securities and Exchange Commission	Madrid

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attention:   Myra Moosariparambil, Raj Rajan, Sandra Wall

       John Hodgin, Cheryl Brown and Timothy Levenberg

Re:	Tamboran Resources Corporation

Registration Statement on Form S-1

File No. 333-279119

CIK No.: 0001997652

Ladies and Gentlemen:

Pursuant to discussions with the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission, Tamboran Resources Corporation (the “Company,” “we,” “us” or “our”) hereby confidentially submits (the “Submission”) its currently expected offering terms of the initial public offering (the “Offering”) of common stock (the “Common Stock”), including, among other things, the bona fide price range pursuant to Item 501(b)(3) of Regulation S-K, the number of shares of Common Stock to be offered, the estimated net proceeds the Company expects to receive from the Offering and the total number of shares of Common Stock to be outstanding after the Offering. The Company expects that these pricing terms and other items will be included in a future amendment to the Registration Statement on Form S-1, File No. 333-279119 (the “Registration Statement”).

The Offering terms included in the Submission are based on bona fide estimates of the range of the minimum and maximum offering price and the maximum number of shares of Common Stock to be offered as of June 11, 2024. Should the bona fide estimates of these terms change, the figures presented in future amendments to the Registration Statement may increase or decrease.

The Company proposes to price the Offering with a bona fide price range of $24.00 to $28.00 per share of Common Stock, with a midpoint of $26.00 per share of Common Stock. In the Offering, the Company proposes to sell up to 6,500,000 shares of Common Stock. The Company also proposes to grant the underwriters a 30-day option to purchase up to an additional 975,000 shares of Common Stock to cover over-allotments. As discussed with members of the Staff, this range and the additional information included in the Submission are initially being provided for your consideration by correspondence due to the Company’s and the underwriters’ concern regarding providing such information in advance of the launch of the Offering given recent market volatility, as well as our desire to provide all information necessary for the Staff to complete its review on a timely basis.

June 12, 2024

The Company is enclosing its proposed marked copy of those pages of the Registration Statement that will be affected by the offering terms set forth herein. We expect that these marked changes will be incorporated into a future amendment to the Registration Statement. The Company seeks confirmation from the Staff that it may launch its Offering with the price range specified herein and include such price range in a future filing of the Registration Statement.

**********

If you have any questions regarding the foregoing Submission or the Registration Statement, please do not hesitate to contact me by telephone at (713) 546-7416 or by email at michael.chambers@lw.com.

Very truly yours,

Michael Chambers of LATHAM & WATKINS LLP

Enclosure

cc:	Joel Riddle, Chief Executive Officer of Tamboran Resources Corporation

Eric Dyer, Chief Financial Officer of Tamboran Resources Corporation

David Miller, Latham & Watkins LLP

Trevor Lavelle, Clifford Chance US LLP

Andrew S. Epstein, Clifford Chance US LLP